Exhibit (j)(1)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Post-Effective Amendment No. 59 to Registration Statement No. 033-20773 on Form N-1A of our reports dated February 10, 2012, relating to the financial statements and financial highlights of VIP Index 500 Portfolio, VIP Contrafund Portfolio, and VIP Disciplined Small Cap Portfolio, each a fund of Variable Insurance Products Fund II, appearing in the Annual Report on Form N-CSR of Variable Insurance Products Fund II for the year ended December 31, 2011, and to the references to us under the headings "Financial Highlights" in the Prospectuses and "Independent Registered Public Accounting Firms" in the Statements of Additional Information, which are a part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

April 16, 2012